EXHIBIT 97.1

Policy on Recovery of Erroneously Awarded Incentive-Based Compensation
Effective November 15, 2023
This Policy on Recovery of Erroneously Awarded Incentive-Based Compensation (this “Policy”) has been adopted by the Board of Directors (the “Board”) of BlueLinx Holdings Inc., a Delaware corporation (the “Company”), on November 15, 2023, with effect as of October 2, 2023 (the “Effective Date”). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”).
1.    Definitions.
In addition to any other terms defined in this Policy, the following definitions will apply:
“Accounting Restatement” means an accounting restatement that the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Covered Executive” means any individual who is a current or former Executive Officer, and who served as a Covered Executive at any time during the performance period for the relevant Incentive-Based Compensation.
“Erroneously Awarded Incentive-Based Compensation” means the amount or value of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the amounts set forth in the Accounting Restatement, computed without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Incentive-Based Compensation. Where the amount of Erroneously Awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the Accounting Restatement, as with Financial Reporting Measures such as stock price or total shareholder return, the amount of Erroneously Awarded Incentive-Based Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on that Financial Reporting Measure. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries will be deemed executive officers of the Company if they perform such policy-making functions for the Company. For purposes of this definition, policy-making function is not intended to include policymaking functions that are not significant. Executive Officers shall include at a minimum the executive officers identified pursuant to 17 CFR 229.401(b) (i.e., those executive officers whose biographies appear in the Company’s Annual Report on Form 10-K or Proxy Statement for its Annual Meeting of Stockholders).
“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, measures derived wholly or in part from those measures, in each case whether or not presented in the Company’s financial statements or included in a Company filing with the U.S. Securities and Exchange Commission. Stock price and total shareholder return are also Financial Reporting Measures.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including cash incentives under any performance-based cash bonus plan, stock options, stock appreciation rights, and performance-based restricted stock and performance-based restricted stock units under the Company’s equity compensation plans. Incentive-Based Compensation also includes shares of common stock received upon vesting or settlement of equity incentive awards and proceeds of sales of such shares. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. “Receive” and “receipt” have similar meanings.
“NYSE” means the New York Stock Exchange.
“Recovery or recovery” means cancellation, recovery, recoupment, reimbursement, forfeiture or similar actions relating to compensation granted, awarded, paid, earned, vested or received, and “recover” and “recovered” have similar meanings.
“Recovery Period” means the three completed fiscal years preceding the date the Company is required to prepare an Accounting Restatement, plus any “transition period” resulting from a change in fiscal year to the extent provided in Section 303A.14 of the Listing Standards. The date the Company is required to prepare an Accounting Restatement will be determined by reference to Section 303A.14 of the Listing Standards, and recovery actions under this Policy will be taken on or after such date and are not dependent on if or when restated financial statements are filed.
2.    Administration.
Except as specifically set forth herein, this Policy shall be administered by the Board or, if so, designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized, and has the power and authority, to administer this Policy, including to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including what constitutes Incentive-Based Compensation and Erroneously Awarded Incentive-Based Compensation. All Administrator actions, interpretations, and determinations taken or made will be final and binding on all affected individuals. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board, or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). The Administrator will seek to interpret this Policy consistently in all material respects with Section 10D of the Exchange Act, Rule 10D-1, and Section 303A.14 of the Listing Standards.
Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
3.    Recovery of Erroneously Awarded Incentive-Based Compensation.
Following the Effective Date, if the Company is required to prepare an Accounting Restatement, the Company shall, subject to the terms of this Policy, recover reasonably promptly any Erroneously Awarded Incentive-Based Compensation received by any Covered Executive during the Recovery Period, regardless of the individual fault of a Covered Executive for that Accounting Restatement.

4.    Methods of Recovery.
The Administrator shall determine, in its sole discretion, and subject to applicable law, the timing and method for recovering Erroneously Awarded Incentive-Based Compensation under this Policy, which may include (without limiting any other legal method of recovery):
    Cancelling outstanding vested or unvested equity compensation awards;
    Forfeiture of common stock obtained from equity compensation awards;
    Seeking recovery of any gain realized from the vesting, exercise, settlement, sale, transfer or other disposition of any equity compensation awards;
    Offsetting the value of any Erroneously Awarded Incentive-Based Compensation against any other amounts owed by the Company to the Covered Executive, including salaries or bonuses; or
    Reducing future compensation payable to a Covered Executive.
The Administrator may not seek to reduce any future amount payable or to be provided to the Covered Executive that is considered “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and guidance promulgated under that section. Any Erroneously Awarded Incentive-Based Compensation that is considered “non-qualified deferred compensation” under Section 409A and to which this Policy is applicable is instead subject to forfeiture.
There will be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act and Rule 10D-1.
5.    Due Process.
Before the Administrator determines to seek recovery pursuant to this Policy, it will provide, where feasible, the Covered Executive with notice and the opportunity to be heard, by the Administrator (which may be in-person or virtual, as determined by the Administrator).
6.    No Indemnification of Covered Executives.
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executive against the loss of Erroneously Awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.
7.    Other Rights.
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives. The exercise by the Administrator of any rights pursuant to this Policy will be without prejudice to any other rights the Company may have with respect to any Covered Executive, including the rights that it has at law, in any other Company policy or in any employment, equity or other agreement applicable to the Covered Executive, to cancel or recover any compensation or award, or to exercise any other remedy.
8.    Amendment; Termination.
The Board may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, including to amend this Policy as it deems necessary to reflect amendments to Section 10D of the Exchange Act, Rule 10D-1, or Section 303A.14 of the Listing Standards. The Board may terminate this

Policy at any time, subject to compliance with Section 10D of the Exchange Act, Rule 10D-1, or Section 303A.14 of the Listing Standards.
9.    Impracticability.
The Company is authorized and directed pursuant to this Policy to recovery Erroneously Awarded Incentive-Based Compensation in compliance with this Policy unless the Human Capital and Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
    After the Company has made a reasonable attempt to recover Erroneously Awarded Incentive-Based Compensation, documented such attempt, and provided that documentation to the NYSE, it is determined that the direct expense to be paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered.
    After receiving an opinion of home country counsel, which opinion has been provided to and is acceptable to the NYSE, it is determined that recovery would violate a home country law adopted prior to November 28, 2022.
    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code and regulations thereunder.
10.    Filing Requirements.
The Company will file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable filings of the Securities and Exchange Commission.
11.    Retroactive Application.
The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to Covered Executives prior to the Effective Date. Subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable, or paid to the Covered Executive prior to, on or after the Effective Date.
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